

ATTIC BREWING COMPANY

2019 Report

Dear investors,

Hi there!

This is a historic and life changing time we are living in. While we are excited to share news about Attic Brewing Co., we know that the health and safety of family, friends and neighbors is the number one priority. We are so thankful for your continued support and are very proud of how far our brewery has come in the few months we've been open.

Our grand opening on January 17th was amazing, and definitely worth the wait. Customers packed into the taproom and had nothing but great feedback on the space and the beers. For eight weeks we slowly grew our business and our presence in the Philly craft beer scene. It's sad that we had to close the taproom so quickly, but we are confident we will reopen again bigger and better! For now we are canning our beer and delivering it to neighbors around Philadelphia. We've gotten some really great feedback and are excited to see Attic Brewing Co. continue to do great things in 2020!

Cheers!

Laura & Todd Lacy

We need your help!

We appreciate all of your support. Want to help more? Tell your neighbors, friends and family that we now have canned beer for pick-up and FREE delivery.

Rate and review Attic Brewing Co. on Google, Facebook, Yelp, Untappd, etc.

Give us your feedback. You can always email Laura@atticbrewing.com with your feedback, ideas, questions etc.

We are looking to hire someone to join our team and help with some marketing projects. If you know someone who can edit websites, take photos and video, edit photos and videos, and do some graphic design work. This could lead to a full-time position. Please contact Laura@atticbrewing.com

Sincerely,

Laura Lacy
Owner, Manager, and Operations

Todd Lacy
Owner, Brewer, and Marketing

Our Mission

Attic Brewing Company plans to be one of the most popular destination breweries in Philadelphia with a reputation for quality crafted classic beer styles and adventurous one-offs. We will continue to maximize profits by selling beer directly to customers. Our biggest accomplishment will be becoming a Certified Benefit Corporation, demonstrating our commitment to social and environmental responsibility.

See our full profile

How did we do this year?

Report Card

A-

The Good

- Brewery equipment was delivered and installed to plan
- Brewery and taproom opened on January 17th, 2020!!!
- Beer has received great reviews, neighbors have embraced the taproom and staff is enjoying their job

The Bad

- Utility delays pushed back the brewery equipment installation
- Opening in January is a slow period for breweries and made it difficult to grow our customer base quickly
- COVID-19 closed the taproom on March 16th, 2020

2019 At a Glance

January 1 to December 31

$1,499
Revenue

-$641,406
Net Loss

$12,894
Short Term Debt

$0
Raised in 2017

$10,049
Cash on Hand

We ❤ Our 296 Investors

Thank You For Believing In Us

Brooke L Willmes
Justin Robinson
Hal Tezcan
Randolph Conley
Franz Villa
David Smith
Jai Schniepp
Annie Goode
Dominic Galante
Janet Yannessa
Devaraj Palanisamy
Nicole Bauer Pinto
Kenneth Van Rye
Raymond Kopczyk
Susan Dunderdale
Wanda Lacy
Anastasia Smith
Julie Rakestraw
Cameron McCord
Walter Tsou
Dalery Grullon
Katherine Commons
Evan Barnebey
Brian Curcio
Daniel Clay
Tracey O Randolph
Nicholas Covolus
Christine Clement
David Price
Christine Broderick
Maureen Holland
Kelly Olkowski
Guy McCown
Benjamin Eckert
A Smythe
Diane Smith-Hoban
Frank Scardino
Andre & Tiffany Sanford-...
Todd Davenport
Angus Robins
Laura Holbert
Elizabeth Mc Fadden Ca...
Kristin Hummel
Michael Schweisheimer
David Putro
Matt Taylor
Dennis Kane
Donovan Hayes
Josh And Tracey Fox
Marek Nenadal
Sai Reddy
Julie Steiner
Arthur M Holst
Dennis Dulniak
Ray Magliano
Jint George
Robert Dewey
Karen Wright
Karin McAnaney
Dan Spacek
Brian M Schofield
Rittenhouse Sound Works
Sheila Ballen
Kathleen Kline
Pawan Gogad
Dan Herlt
George Matlack
Dennis Morier
Kenneth Fajotina
Karla Williams
Thomas Hughes
Panagiotis Sidereas
Kay Kopczyk
Bill & Barb Schweisheimer
Katie Smith
Benjamin K Lowy
Whitne Crisp
Steven Kramer
Kevin Weaver
Renee Black Baghdadi
Mark Brault
Jeff Garbor
Matthew Thorenz
Jessica Urie
Kenneth .R . TOLER
Elizabeth Wilcox
Evan J SEGAL
Johnson Hor
Amanda J. Hardesty
Cindy Westfall
Tyler Whitmer
Emily Gavin
Diana Knight
Bennett Kelley
Ivy Ching
Mike Knauer
Shaunn Shaunnziee Wetzel
Sara Metzger
Richard J Starr
Lisa Honan
Aaron Peskin
John French
Patricia Winans
Rene & Rachel DeBerardi...
Monica Schardt
Hillary Van Anda
Sloan Seale
Ronald F Martin
Cherie Eichholz
Simon Chen
Rob Carroll
Charlie Szoradi
James M. Mirda
Mitch Collins
George Limbach
Gregg Bevan
Kirk Redmond
Irene Condon Richardson
Earl Lesniak
Matthew Milde
Erica Williams
Elvis Ricardo
Clinton Hillegass
Niels Hobbs
Matthew Miller
Eva A
Jennifer McCracken
Helen Darlington
Andrew Coppola
Ensor Point LLC
Victor Variz
Amy Cortese
Javier M Ayala
Kate Schoener
James Laviano
Chelsea Oller Shellenbarg...
Krestina Shinta Romauli ...
Kim Kalishek
Eric & April Dobson
David Albert
Ravi Vytheeswaran
Thomas & Kristi Daniels/Y...
Heather Levi
Daniel Furfari
Jenna Williams
Joseph J. Hinesley
Jennifer Clemenson
Tom Dolgenos
Kevin Elwell
Jane Cowley
Andrew Speizman
Elizabeth Wells
Michael Bomberowich
Odamis Fernandez-Shein...
Richard A Pinkerton
Ann Ricksecker
George Limbach
Tracey Hummel
Mc Kinley Sims
Domonique M McClendon
January Agnew-Parks
Blake Ray
Gary Johnson
Loretta Witt
Samuel E Lovley
Dylan McShain
Harry Johnson
Paul Walsh
Lauren Johnson
Rob Stahl
Judy Wicks
Shankar Narayanan Shank...
Jay Vee
Maria Savini
Craig Bower
Justin Cirelli
Steven Grzywinski
Cathy Simonek
Adam Butler
Greg Fach
Jeff Marlow
Stanislav Rozenblat
Garrison Adomian
Marc Brier
Joseph Edward Oliver
Karen Jackson
Hallie Kushner
Chris Ryan Williams
Marites Del Carmen
Donald Stauffer
Ian Hopkins
Alicia Curley
Patrick Shank
Paul Campbell
Eric J. Mink
Bill Caughlan
David Doligalski
Robert VanScoy
Corey Conlin
Clint Steib
Martin Foley
Meaghan Keuling
Timothy KNIGHT
Julian Krady
Devaughn Nance
Michael Galganski
Tyler Short
Robert Lambert
Carol McCrossen
Erik Stefans
Sue LaBaw
Blair Pershyn
Rachel Feldman
Gregory J Viola
Lavell Simpkins
Cory Owens
Ken Weinstein
Tom Boutell
Gregory OBrien
Nino Calimeri
Ellen Perry
Desi Eleni
Ginny Miceli
John Danesi
Ronald Lieberman
Barbara C Hansen
Jessica Lacy
Joan Lowery
Ang Yannessa
Sheila Pruitt
Matthew CADWALLADER
Andrew Lamas
Vladimir Pribula
Josh Mermelstein
Omri Almog
Jill Saull
Laura Siena (Me) Siena
Suhayr Abdul-Lateef
Matthew Hurst
Brandi Ebright
Daniel Hudson
Jessica Diedalis
Brad Fleetwood
Eve Putkovich
Stephen Grimsley
Margaret Clifford
Dennis Comar
Mario Arturo Ray Lopez
Timothy Wanaselja
David Wade
Danielle Newsome
Christine Ertz
Mike Reese
Jeffrey Kenny
Hugh Connelly
Tiffany Zachry
Blaine Darnall
Sunil Patel
Catherine Simonek
Thomas Bilotta
Neil Young
Craig Dulniak
Elaine Hoop
Veera Budhi
Ryan J Vollkommer
Mario DeRogatis
Daniel F. Rodriguez
Sara Karpinski
Sharon Clauss
Helen Murphy
Keith Brooks
Mick Hall
Sam Schardt
Tyreice DuPass
Alfred R.Lacy
Dennis Barnebey
Timothy J Lawson
Mark Cosgrove
Miles Hein
Kipp Gilmore-Clough
E T Harris
Shawn Tray
Teresa And John Trudeau
David Bertschy
Gregory S ANDERSON
Naomi Sonne
Tuomi Forrest
Jeanne Reiche
Marc Nelson
Reina Murray
Joe/Karen Ehling
Jeff McGinnis
Georgette Bartell
Rebecca Cweibel And Ge...
Patricia Sack
Megan Trainer

Thank You!

From the Attic Brewing Company Team



Laura Lacy
Owner, Manager, and Operations



Todd Lacy
Owner, Brewer, and Marketing



Michael LaRosa
Brewery Consultant
Built some of the best breweries in PA & NJ, and he has a few awards under his belt too (part-time).

Details

The Board of Directors

None.

Officers

OFFICER	TITLE	JOINED
Todd Lacy	Vice President	2018
Laura Lacy	President CEO	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Laura Lacy	N/A	50.0%
Todd Lacy	N/A	50.0%

Past Equity Fundraises

None.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

We are reliant on a small management team, our future success depends on the efforts of key personnel. The loss of services of any key personnel may have an adverse effect on us. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our continued sales growth will depend upon, among other factors, our ability to secure and maintain supply of key raw ingredients, such as hops and barley.

Spikes in agricultural prices and shortages in supply may also have an adverse affect our working capital and production levels.

Breweries usually do first runs of beer recipes on new equipment before the brewery opens. If our recipes require more than two runs, it may have an adverse affect on our working capital and push back the brewery opening.

The strategy to mitigate this risk is to work with our brewery consultant to scale up recipes in the most effective way possible.

Any projections of future performance provided to you may prove to be incorrect. The financial projections of Attic Brewing Company and projections relating to the future market for our potential products are based upon current assumptions as to future events and conditions which we believe to be reasonable as of the date thereof, but which are inherently uncertain and unpredictable. The assumptions may prove to be incomplete or incorrect and unanticipated events and circumstances may occur. Because of such uncertainties, and the other risks outlined herein, the actual results of Attic Brewing Company's future operations can be expected to be different from those projected, and such difference may be material and adverse. Potential investors should consider the projections in light of the underlying assumptions, reach their own conclusions as to the reasonableness of those assumptions and evaluate the projections on the basis of that analysis.

Attic Brewing Company can not guarantee that the current brewery equipment manufacturing and instillation timelines will remain accurate. Overruns of costs and time may push back the brewery opening and additional costs could be incurred.

Attic Brewing Company can not guarantee that the current construction budget and timeline will remain accurate. Overruns of costs and time may push back the brewery opening and additional costs could be incurred.

A disruption in brewing activities could have a material adverse effect on Attic Brewing Company. A prolonged disruption to brewing activities (e.g., due to fire, industrial action or any other cause) at its brewing site could have a material adverse effect on our ability to brew.

Attic Brewing Company will be serving alcohol on-premise which means we are at an increased risk of a customer complaint or injury lawsuit. It is also a risk that a customer may leave our premises intoxicated and be involved in a crime or accident.

Local, state or federal laws, especially Pennsylvania's state alcohol laws, may change in a manner that adversely impacts Attic Brewing Company. As a result, we may be required to spend additional capital to change our business to be compliant with such changed legislation. This could adversely impact our working capital and our business plan, and even require us to cease operations.

Attic Brewing Company is leasing space at 137 W. Berkley St. Philadelphia, PA 19144. The property is currently zoned as CMX-3, Community Commercial Mixed Use. A zoning variance may be required to manufacture and sell alcohol on premise. If the zoning is not approved, we will have to find a new location for the brewery.

Pennsylvania Alcoholic Beverage Commission and Alcohol and Tobacco Tax and Trade Bureau permit are required to legally sell beer in the state of Pennsylvania. The average approval takes between 4 and 6 months. If permits are delayed, the brewery opening could be pushed back and additional costs could be incurred.

The financials in the business plan reflect the founders' best estimation of what is required to successfully launch Attic Brewing Company. The intention of the initial raise is to begin with enough capital that additional raises are not needed, but there are yet many unknowns and assumptions that may make this unfeasible.

Achieving positive cash flow as early as possible is critical. Without sufficient capital to handle unforeseen challenges, Attic Brewing Company could fail even if sales are growing.

Laura Lacy will act as the owner and president of Attic Brewing Company. Her previous experience is managing full-house retail operations and this will be her first time managing full-house brewery operations. The strategy to mitigate this risk is to hire a brewery consultant that will work with Attic Brewing Co. from planning, through construction and after opening.

Attic Brewing Co. will also hire additional team members that have significant brewery work experience including a head brewer and taproom manager.

Every year new breweries open in and around Philadelphia. We face substantial competition and our inability to compete could adversely affect our sales.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the promissory notes will likely hold a minority position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

Attic Brewing Company LLC

- Pennsylvania Limited Liability Company
- Organized June 2017
- 2 employees

137 Berkley Street
Suite A
Philadelphia PA 19144

http://atticbrewing.com

Business Description

Refer to the Attic Brewing Company profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Attic Brewing Company is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/atticbrewingcompany/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*